

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

November 9, 2010

David Ross
Manager
Herbst Gaming, LLC
3440 West Russell Road
Las Vegas, NV 89118

Re: **Herbst Gaming, LLC**
Amendment No . 1 to Registration Statement on Form 10-12G
Filed October 14, 2010
File No. 000-54085

Dear Mr. Ross:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Risk Factors

We face extensive regulation from gaming and other government authorities, page 25

1.   We note your response to comment 18 in our letter dated September 16, 2010 and your related disclosure on page 25 that the Plan is not subject to approval by any state gaming authority. Please reconcile this disclosure with your disclosure on page 19 that states you will need to petition the Missouri Gaming Commission for approval of a change in control before acquiring the St. Jo and Mark Twain Casinos from your predecessors.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Predecessors

Overview, page 38

2.   We note your response to comment 25 in our letter dated September 16, 2010. Please
        expand your Overview section to describe the key operating revenue measurements that
        management uses in gauging your performance. See Item 303(a)(3)(i) of Regulation S-K
        and Section I.B. of Commission Interpretive Release No. 33-8350 (2003). To this extent,
        please explain why your hotel revenues or food and beverage revenues are not material
        enough to address within your MD&A.

Quantitative and Qualitative Disclosures About Market Risk, page 60

3.   Please provide one of the three disclosure alternatives in Item 305(a) of Regulation S-K
        for your variable rate debt or advise.

Properties, page 61

4.   We note your response to comment 26 in our letter dated September 16, 2010. For each
        of your leased properties, please tell us which party is contractually obligated to pay the
        expenses associated with the leased land. Also, please tell us how you determined that
        none of your leases should be filed as exhibits.

Certain Relationships and Related Transactions, and Director Independence, page 68

5.   We note your response to comment 30 in our letter dated September 16, 2010 that you do
        not currently have any policies and procedures in place for the review, approval, or
        ratification of related party transactions. Please revise your disclosure to reflect your
        response to clarify that you intend to implement such procedures after the completion of
        your reorganization transactions.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the Company and its management are
in possession of all facts relating to a Company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the Company acknowledging that:

- the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jonathan Wiggins, Staff Accountant at (202) 551-3295 or Dan Gordon, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Adam F. Turk, Attorney-Advisor at (202) 551-3657 or me at (202) 551-3386 with any other questions.

Sincerely,

Duc Dang
Attorney-Advisor

cc: Deborah J. Ruosch
        Milbank, Tweed, Hadley & McCloy LLP
        Via *facsimile*: (213) 629-5063